                                               1934 Act Registration No. 1-14418
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF JAN 2004

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                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)


                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                Form 20-F |X|                      Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                No |X|


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-               .)

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     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

REPORT TO THE KOREA STOCK EXCHANGE


                        RE : FISCAL RESULTS OF YEAR 2003


SK Telecom's BOD has approved the fiscal results of year 2003. Details are as follows ;


     1. Sale : KRW 9,520 billion

     2. Ordinary Profit : KRW 2,714 billion

     3. Net Income : KRW 1,943 billion

     4. Dividend : KRW 405 billion (dividend rate is 1,100%, KRW 5,500 per share)

- The above numbers are not audited yet.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    SK TELECOM CO., LTD.


                                                    By: /s/ Sung Hae Cho
                                                        ------------------------
                                                        Name: Sung Hae Cho
                                                        Title: Vice President
                                                               IR Office



Date:  Jan 29, 2004

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